
Mail Stop 3561

March 22, 2018

Terrence Ho
Chief Executive Officer and Chairman
Sunburst Acquisitions V, Inc.
Room 2305A, 23/F
World-Wide House, 19 Des Voeux Road
Central, Hong Kong

> **Re:** **Sunburst Acquisitions V, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 16, 2018**
> **File No. 333-223749**

Dear Mr. Ho:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, your registration statement fails to include financial statements and related disclosures necessary to comply with Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products